SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks

Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Obagi Medical Products, Inc., a Delaware corporation (the “Company”), initially filed on March 26, 2013, and amended on April 2, 2013 and April 3, 2013 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Odysseus Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), disclosed in a Tender Offer Statement on Schedule TO, filed on March 26, 2013, as amended on April 4, 2013 (the “Schedule TO”), to purchase all outstanding Shares of the Company for $24.00 per Share, net to the seller in cash, without interest (less any applicable withholding tax) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto (which, as amended or supplemented from time to time, together constitute the “Offer”).

On April 3, 2013, the Company, Purchaser, Parent, and Valeant, entered into an amendment to the Merger Agreement (the “Amendment to the Merger Agreement”) to, among other things, increase the Offer Price from $19.75 per Share in cash to $24.00 per Share in cash. As used in this Amendment, the Merger Agreement means the Merger Agreement, as amended.

Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9. Annex B to the Initial Schedule 14D-9 is hereby amended and supplemented by replacing it in its entirety with Annex B hereto.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

1. The section captioned “Conflicts of Interest—Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Outstanding Shares” under Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Treatment of Outstanding Shares

If the Company’s directors and executive officers were to tender into the Offer any Shares they own, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 19, 2013, the Company’s directors and executive officers owned 108,537 Shares in the aggregate (excluding Options (as defined below), Awards (as defined below) and Restricted Shares (as defined below)). If the directors and executive officers were to tender all of their Shares into the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $2,604,888 in cash (less certain applicable taxes). The Company has been informed that all of its directors and executive officers intend to tender their Shares into the Offer.

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement included in the Initial Schedule 14D-9 under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of March 19, 2013, and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Executive Officer/Director	Number of Shares Owned (#)	Value of Shares Owned ($)
Albert F. Hummel	15,787	$378,888
Preston S. Romm	—	—
David S. Goldstein	—	—
Laura B. Hunter	—	—
Mark T. Taylor	12,294	$295,056
Ronald P. Badie	16,746	$401,904
John A. Bartholdson	15,747	$377,928
John H. Duerden	13,220	$317,280
Albert J. Fitzgibbons III	15,747	$377,928
Edward A. Grant	18,996	$455,904
Kristina M. Leslie	—	—

2. The section captioned “Conflicts of Interest—Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Stock Options” under Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Treatment of Stock Options

The Merger Agreement provides that, at the Merger Effective Time, each outstanding option to purchase Shares (each, an “Option”), whether vested or unvested, will become fully vested and be converted into the right to receive an amount of cash (subject to applicable withholding taxes) equal to the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such Option multiplied by the total number of Shares issuable upon exercise of such Option.

The table below reflects the number of vested and unvested Options with exercise prices below the Offer Price (the “In-the-Money Options”) that are held by the Company’s executive officers as of March 19, 2013, and reflects the gross amount payable to the Company’s executive officers with respect to their Options, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money Options held on March 19, 2013, executive officers of the Company would be entitled to receive a payment of approximately $11,353,130 in the aggregate for all In-the-Money Options held by such executive officers (less certain applicable taxes). As of March 19, 2013, no directors of the Company owned Options.

Executive Officer/Director	Number of Shares Underlying Vested In-the- Money Options (#)	Weighted Average Vested Options Spread Value(1) ($)	Number of Shares Underlying Unvested In-the- Money Options (#)	Weighted Average Unvested Options Spread Value(1) ($)	Total Options Spread Value ($)
Albert F. Hummel	33,334	$11.45	231,666	$11.34	$3,009,500
Preston S. Romm	137,862	$13.49	83,333	$12.50	$2,901,730
David S. Goldstein	166,667	$12.36	83,333	$12.50	$3,101,800
Laura B. Hunter	88,334	$14.56	41,666	$12.50	$1,806,600
Mark T. Taylor	—	—	50,000	$10.67	$533,500

(1)	Represents the excess of the Offer Price over the weighted average exercise price per Share subject to such Option that is outstanding and that has an exercise price below the Offer Price.

3. The section captioned “Conflicts of Interest—Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Restricted Shares” under Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Treatment of Restricted Shares

The Merger Agreement provides that, immediately prior to the Merger Effective Time, each award of restricted Shares (the “Restricted Shares”) will become fully vested and will be converted into the right to receive the Merger Consideration (less applicable withholding taxes), in respect of each Restricted Share.

The table below sets forth the number of Restricted Shares held by the directors of the Company as of March 19, 2013, and the amount of cash consideration they will receive for those Restricted Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the number of Restricted Shares held on March 19, 2013, the directors would be entitled to receive a payment of $382,080 in the aggregate for all Restricted Shares held by such directors (less certain applicable taxes). No other Restricted Shares were outstanding as of March 19, 2013.

Executive Officer/Director	Number of Restricted Shares (#)	Total Value of Restricted Shares ($)
Ronald P. Badie	2,206	$52,944
John A. Bartholdson	2,206	$52,944
John H. Duerden	2,206	$52,944
Albert J. Fitzgibbons III	2,206	$52,944
Edward A. Grant	2,206	$52,944
Kristina M. Leslie	4,890	$117,360

4. The section captioned “Conflicts of Interest—Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Other Stock-Based Awards” under Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Treatment of Other Stock-Based Awards

The Merger Agreement provides that, at the Merger Effective Time, each outstanding right of any kind, contingent or accrued, to receive Shares or benefits measured in whole or in part by the value of a number of Shares granted under the stock plans or other plans of the Company (including restricted stock units, phantom units, deferred stock units and dividend equivalents), other than Restricted Shares and Options (each, an “Award”), whether vested or unvested, will cease to represent a right or award with respect to Shares, will become fully vested and will be converted into the right to receive an amount of cash (subject to applicable withholding taxes) equal to the Merger Consideration, in respect of each Share underlying a particular Award. As of March 19, 2013, 50,000 shares were issuable upon vesting of restricted stock units of Mr. Hummel that will vest in full on April 21, 2013. At the Merger Effective Time, this Award will convert into the right to receive $1.2 million in cash. No other Awards were outstanding as of March 19, 2013.

5. The section captioned “Arrangements with Parent and Purchaser—Merger Agreement” under Item 3 in the Initial Schedule 14D-9 is hereby amended and supplemented by deleting the first paragraph thereof and adding the following paragraphs at the beginning of such section:

On April 3, 2013, the Company, Purchaser, Parent, and Valeant, entered into the Amendment to the Merger Agreement. Pursuant to the Amendment to the Merger Agreement, the Offer Price was increased from $19.75 to $24.00 per Share in cash, and the termination fee was increased from approximately $16.1 million to $21 million.

The summary of the Merger Agreement and the description of the conditions to the Offer in Sections 12 and 15, respectively, of the Offer to Purchase that is filed as Exhibit (a)(1)(A) to the Schedule TO and that is being mailed to stockholders of the Company together with this Schedule are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement and the Amendment to the Merger Agreement, which have been filed as Exhibit (e)(1) and (e)(10), respectively, to this Schedule and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

1. The section captioned “Recommendation” under Item 4 in the Initial Schedule 14D-9 is reaffirmed and is hereby amended and supplemented by the addition of the following paragraphs at the end of such section:

On April 2, 2013, the Board unanimously adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby; (ii) declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders; (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) recommending that the holders of Shares adopt the Merger Agreement, if such approval is required by applicable law.

2. The section captioned “Background and Reasons for the Recommendation—Background of the Offer” under Item 4 in the Initial Schedule 14D-9 is confirmed herein in its entirety and is hereby amended and supplemented by the addition of the following paragraphs at the end of such section:

On March 26, 2013, the Offer commenced and the Schedule TO was filed with the SEC. Also on March 26, 2013, the Company filed its Initial Schedule 14D-9.

On the morning of April 2, 2013, the Board received an unsolicited letter from Merz Pharma GmbH & Co. KGaA (“Merz”) offering $22.00 per Share in cash to acquire all of the outstanding common stock of the Company (such proposal, the “Merz Proposal”). Merz was previously identified as “Bidder C” in the Initial Schedule 14D-9. The Merz Proposal was made subject to the condition that the Company terminate the existing Valeant Merger Agreement and enter into a proposed merger agreement with Merz, which was substantially similar to the existing Valeant Merger Agreement, except that the Company would bear the risks relating to the termination of the existing Valeant Merger Agreement, including payment of the termination fee. Merz provided the Board with a copy of a proposed merger agreement that it would be willing to enter into with the Company. Merz pointed out that it had the necessary cash on hand to fund the transaction, that there was no financing contingency and that Merz would not require any further due diligence, other than wishing to review the disclosure letter the Company had provided to Valeant in connection with entry into the Merger Agreement. On the morning of April 2, 2013, Merz also issued a press release announcing the Merz Proposal, which included the text of the letter that Merz had sent to the Board.

The same morning, representatives from Weil, Gotshal & Manges LLP, outside counsel to Merz, provided representatives from Jenner & Block, legal counsel to the Company, the same materials Merz had provided to the Board and contacted representatives from Jenner & Block to alert Jenner & Block of Merz’s submission of the Merz Proposal and to request further discussions regarding the Merz Proposal. Concurrently, representatives from Deutsche Bank, financial advisor to Merz, contacted representatives of Morgan Stanley, financial advisor to the Company, to alert Morgan Stanley of Merz’s submission of the Merz Proposal, to provide a brief outline of the Merz Proposal, and to request further discussions regarding the Merz Proposal. Consistent with the terms of the existing Valeant Merger Agreement, which (as is customary in public company merger agreements) requires a determination by the Board that an unsolicited takeover proposal constitutes or is reasonably expected to constitute a superior proposal and a 48 hour waiting period after such a determination prior to entering into negotiations with a potential bidder, neither Jenner & Block nor Morgan Stanley engaged in discussions or negotiations with Merz at that time.

The Company issued a press release the same day announcing that it had received an unsolicited offer from Merz, that the Board would evaluate Merz’s offer and the merger terms consistent with its fiduciary and legal duties, and that the Board realized that time was of the essence in the matter. As required by the terms of the Merger Agreement (as is customary in public company merger agreements), the Company also provided oral and written notice to Parent, Purchaser, Valeant and Skadden Arps of the Merz Proposal, which constituted an unsolicited, bona fide written takeover proposal under the terms of the Merger Agreement.

Throughout the day on April 2, 2013, management of the Company and members of the Board were in contact with Morgan Stanley and Jenner & Block to discuss and analyze the Merz Proposal and the existing Valeant Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

In the afternoon of April 2, 2013, Michael Pearson, Chairman of the Board of Directors and Chief Executive Officer of Valeant, called Albert J. Fitzgibbons III, the Company’s Chairman of the Board, to discuss the Merz Proposal. Mr. Pearson stated that he had spoken with an authorized committee of the Valeant Board of Directors with respect to the Merz Proposal, and he proposed a possible amendment to the existing Valeant Merger Agreement that would (i) increase the Offer Price from $19.75 to $24.00 per Share, (ii) increase the termination fee under the Merger Agreement from approximately 4.5% to 5.0% of the aggregate Offer Price, and (iii) leave all of the other provisions of the existing Valeant Merger Agreement unchanged, including the provisions related to the Board’s ability to respond to a superior proposal or a proposal that would reasonably be expected to lead to a superior proposal. Mr. Pearson indicated that this proposal was conditioned upon the prompt execution of a written amendment to the existing Valeant Merger Agreement without additional negotiations between the Company and Merz with respect to the Merz Proposal.

After the call between Messrs. Fitzgibbons and Pearson, the Board met to consider the Merz Proposal and the offer from Valeant to increase the offer price to $24.00 per Share. The Board discussed with the Company’s management, Jenner & Block, and Morgan Stanley the Merz Proposal and the $24.00 offer from Valeant. The Board asked questions about the Company’s obligations under the existing Valeant Merger Agreement with respect to the Merz Proposal, including the Company’s obligation to notify Valeant of the existence of the Merz Proposal, the provisions of the Merger Agreement relating to a superior proposal, and the obligations of the Company in the event that it entered into negotiations with Merz. The Board asked questions of Morgan Stanley, Jenner & Block and a representative of Richards, Layton & Finger (“Richards Layton”), the Company’s special Delaware counsel, with respect to the proposed increase in the termination fee, including the size of termination fees in similar transactions, the Board’s fiduciary obligations to the Company and its stockholders, and the impact of an increase in the termination fee on the likelihood and amount of future superior proposals by other bidders, such as Merz. The Board also discussed with the Company’s management, Jenner & Block, and Morgan Stanley transaction timing, execution risks associated with each proposal, and strategies for maximizing the per Share offer price.

Following consideration of the terms of the Merz Proposal and a proposal of an amendment to the Merger Agreement by Valeant, the Board unanimously adopted a resolution authorizing Morgan Stanley to respond to Valeant with a proposal of an amendment to the Merger Agreement with the following terms: (i) increase the Offer Price from $19.75 to $24.00 per Share, (ii) increase the termination fee under the Merger Agreement from approximately $16.1 million to $21 million, which would equate to approximately 4.75% of the aggregate Offer Price, down from the 5% proposed by Valeant, and (iii) leave all other provisions of the existing Valeant Merger Agreement unchanged, including the provisions related to the Board’s ability to respond to a superior proposal or a proposal that would reasonably be expected to lead to a superior proposal, pursuant to the terms of the Merger Agreement.

Following the Board meeting, a representative of Morgan Stanley called Mr. Pearson and Howard Schiller, Chief Financial Officer of Valeant, to deliver the Board’s proposal. Messrs. Pearson and Schiller agreed to the proposal and stated that Valeant would provide a written offer to amend the Merger Agreement on the terms proposed by the Board and stated that Valeant’s new offer was conditioned upon the parties signing an amendment to the Merger Agreement reflecting the terms of the new offer and publicly announcing the new offer before the opening of trading on NASDAQ and the NYSE on April 3, 2013.

Subsequently, Valeant delivered to the Company a written proposal agreeing to increase the offering price to $24.00 per Share, to increase the termination fee to $21 million, which would equate to approximately 4.75% of the aggregate Offer Price, down from the 5% proposed by Valeant, and to the other terms proposed by the Board. Included with the written proposal was a draft of the Amendment to the Merger Agreement. The Company, Jenner & Block, Valeant, and Skadden Arps negotiated the terms of the Amendment to the Merger Agreement.

The Board met again on the evening of April 2, 2013, to discuss the terms of the proposed Amendment to the Merger Agreement and the Merz Proposal. The meeting included representatives of the Company’s management, Jenner & Block, Richards Layton and Morgan Stanley. The Board asked questions regarding, and received advice from its legal and financial advisors concerning, the terms of the proposed Amendment to the Merger Agreement and discussed the potential impact of the proposed Amendment to the Merger Agreement on superior proposals that might be received in the future. The Board discussed with its financial and legal advisors whether and how the Merger Agreement would allow the Company to approach Merz to discuss the Merz Proposal, including an exploration of the provisions in the Merger Agreement that govern the receipt of other unsolicited takeover proposals and potential superior proposals. At the meeting, Morgan Stanley delivered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated April 2, 2013, that as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the $24.00 in cash per Share to be received by the holders of Shares pursuant to the amended Merger Agreement was fair from a financial point of view to the Company’s stockholders. Morgan Stanley’s written opinion is included as Annex B hereto.

Following consideration of the terms of the proposed Amendment to the Merger Agreement, the Board unanimously adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby; (ii) declaring that the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders; (iii) recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) recommending that the holders of Shares adopt the Merger Agreement, if such approval is required by applicable law. See “—Reasons for the Board’s Recommendation” below for a discussion of the reasons for the Board’s action.

Subsequently, the parties concluded negotiations and finalized the Amendment to the Merger Agreement, which was executed on April 3, 2013. On April 3, 2013, prior to the opening of trading on NASDAQ and the NYSE, each of the Company and Valeant issued a press release announcing their execution of the Amendment to the Merger Agreement and the increased Offer Price of $24.00 per Share.

3. The section captioned “Background and Reasons for the Recommendation—Reasons for the Board’s Recommendation ” under Item 4 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such text in its entirety as follows:

Reasons for the Board’s Recommendation

In reaching its unanimous decision to (i) approve the Merger Agreement and the transactions contemplated thereby, (ii) declare that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders, (iii) recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) recommend that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law, the Board consulted with (A) senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as a stand-alone company and operational matters, (B) its financial advisors regarding the financial aspects of the transactions contemplated by the Merger Agreement, including the termination fee, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the transactions contemplated by the Merger Agreement, and (C) its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues.

The Board believed that, taken as a whole, the following factors supported its determination to approve the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the transaction is fair to, and in the best interests of the Company and its stockholders:

•	Premium to Market Price. The Offer Price represents premiums of:

•	approximately 72% to the per Share closing price on March 14, 2013, the last trading day prior to the disclosure of the Company’s fourth quarter and full year 2012 earnings;

•	approximately 70% to the volume weighted average price per Share for the 30-day period ended on March 14, 2013;

•	approximately 72% to the volume weighted average price per Share for the 90-day period ended on March 14, 2013;

•	approximately 84% to the volume weighted average price per Share for the 180-day period ended on March 14, 2013;

•	approximately 56% to the per Share closing price on March 19, 2013, the day prior to the public announcement of the Merger Agreement;

•	approximately 22% to the previous Offer Price of $19.75 per Share; and

•	approximately 9% to the $22.00 per Share offered in the Merz Proposal.

•

Business and Financial Condition and Prospects. The Board’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the prospects of the Company as a stand-alone entity and the status of the current competitive environment.

•

Strategic Alternatives. The Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than the alternatives to the Offer and the Merger, which belief was formed based on the Board’s review, after discussions with representatives of Morgan Stanley, of possible strategic alternatives available to the Company, including a leveraged recapitalization, and the contacts representatives of Morgan Stanley made, following which the Board determined that a transaction with Valeant was likely to be able to provide the highest value to the Company’s stockholders.

•

Execution Risk and Certainty of Value. The consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value, in cash, for their Shares, while avoiding the risk of the Company not executing its long-term business strategy (including, among others, risks relating to an e-Commerce model, a Japanese expansion, competition, international expansion, new product development, and growth strategy), while also providing such stockholders with certainty of value for their Shares.

•

Cash Consideration. The Offer Price will be paid in cash to the Company’s stockholders, avoiding the risk to stockholders associated with stock-for-stock transactions, including fluctuation in market prices of the Company and buyer’s stock, risks relating to buyer’s business, and risks relating to the ownership of buyer’s stock.

•

Synergies. The Merger is anticipated to result in synergies to Valeant, the value of which is factored into the Offer Price but is not currently factored into the market price for the Shares as a stand-alone company and would not be realized in other strategic transactions, such as a leveraged buyout.

•

Diversification. The Company’s belief that in order to compete most effectively in the Company’s markets, the resources of a bigger strategically diversified company may be required, which would be a challenge for the Company as a stand-alone entity.

•	Economic Conditions. The current economic uncertainty in the U.S. and Europe and the effect on all purchasers of goods and services, including the effect on the Company’s products.

•

Negotiations with Valeant. The original Merger Agreement and the Amendment to the Merger Agreement were the product of arms-length negotiations, which resulted in an increase from the initial proposal of $16.75 to $24.00 in the price per Share offered by Valeant and acceptable provisions to the original Merger Agreement and the Amendment to the Merger Agreement.

•

History of Negotiations with other Bidders. Over the last several years, the Company and its advisors had been in contact with a dozen potential buyers, and engaged in discussions from time to time with potential buyers (as described more fully above under the heading “—Background of the Offer”), all of which resulted in per Share indications of interests significantly below the initial Offer Price of $19.75 per Share and the revised Offer Price of $24.00 per Share.

•

Execution Certainty when Compared with the Merz Proposal. In addition to being $2 per Share (or 9%) higher than the proposal by Merz, the Amendment to the Merger Agreement proposed by Valeant was conducive to the parties quickly reaching a written binding agreement reflecting Valeant’s new offer. The Merz Proposal was a non-binding offer subject to negotiation and execution risks, and the Board was not certain whether acceptable terms to a merger agreement with Merz could be reached. In addition, if the Board had resolved to pursue discussions with Merz concerning the Merz Proposal, it would have resulted in additional delays in the transaction. The Amendment to the Merger Agreement does not create delays or additional execution risk. Also, the Amendment to the Merger Agreement does not prevent Merz from again submitting a superior proposal or the Board from considering such a proposal.

•

Opinion of Morgan Stanley. Morgan Stanley’s opinion, dated April 2, 2013, that, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $24.00 in cash per share of the Company’s common stock to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “—Opinion of Morgan Stanley, the Company’s Financial Advisor.” The full text of the written opinion of Morgan Stanley is included as Annex B hereto.

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Use of Reasonable Best Efforts. Valeant’s agreement to use its reasonable best efforts to take all actions that are necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, subject to certain restrictions related to divestitures and conditions.

•	Ultimate Parent Guaranty. Valeant’s agreement to guarantee unconditionally Parent and Purchaser’s payment and performance obligations under the Merger Agreement.

•	Speed and Likelihood of Consummation.

•	The walk-away date under the Merger Agreement allows for sufficient time to consummate the Offer and the Merger.

•

The structure of the transaction as a two-step tender offer and short-form merger potentially enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same per Share cash price as is paid pursuant to the Offer.

•

If a majority of the Company’s outstanding Shares (on a fully diluted basis) are tendered into the Offer, Purchaser will be able, subject to certain conditions, to exercise the Top-Up Option to purchase additional Shares sufficient to cause Purchaser to own 90% of the then-outstanding

Shares, which would permit Purchaser to complete a short-form merger without a stockholder vote more quickly than a one-step merger.

•	The time frame in which the Parent and Purchaser have to commence the Offer and to file regulatory approvals, including filings under the HSR Act (as defined below).

•	The fact that regulatory filings under the HSR Act and in the Ukraine with respect to the Transactions had already been submitted.

•	The fact that the Amendment to the Merger Agreement did not require an extension of the Offer beyond the initial expiration date.

•	The likelihood that the Offer would be completed and the Merger would be consummated, including the following factors:

•	Purchaser is required, subject to certain conditions as described in the Schedule TO, to extend the Offer.

•

Subject to its circumscribed rights to terminate the Offer, if requested by the Company Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•

The completion of the Offer is conditioned on a majority of the Company’s outstanding Shares (on a fully diluted basis) being tendered into the Offer, which cannot be waived without the prior written consent of the Company.

•

The number of the outstanding Shares that must be validly tendered into the Offer and not validly withdrawn as of any scheduled Expiration Date to satisfy the minimum tender condition is a number of Shares that, when added to the number of Shares owned by Parent and Purchaser taken as a whole as of such Expiration Date, would represent a majority of outstanding Shares on a fully diluted basis at such date (which would allow Purchaser to effect a Merger).

•	Based on information from their respective advisors, the Company and Valeant believe that there are no significant antitrust or other regulatory impediments.

•	Parent and Purchaser’s obligations under the Offer are not subject to any financing condition.

•	Valeant’s significant financial resources and balance sheet, including approximately $916 million in cash and cash equivalents as of December 31, 2012.

•

The substantial financial resources of Valeant, the substantial experience of Valeant and its management team in the execution of mergers and acquisitions, and the experience of the Company with Valeant over the course of the discussions leading to the execution of the Merger Agreement.

•

Ability to Respond to Solicitations. The Company’s ability, under certain circumstances specified in the Merger Agreement, prior to Acceptance Time to (i) consider and respond to a written unsolicited acquisition proposal and (ii) provide non-public information to, and engage in discussions or negotiations with, the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation with its legal advisor and a financial advisor of national reputation, that such acquisition proposal either is, or could reasonably be expected to lead to, a superior proposal. The Amendment to the Merger Agreement did not change these rights, and the Company continues to have the right to respond to future unsolicited offers, including future offers by Merz, on the same terms as it did prior to amending the Merger Agreement.

•

Change of Recommendation Provisions. The Board may withdraw or modify its recommendation or recommend a takeover proposal, if the Board determines in its good faith judgment, after consulting with outside counsel, that the failure to make such withdrawal, modification, or recommendation would be inconsistent with the Board’s fiduciary duties to the Company stockholders under the DGCL, subject to Parent’s subsequent right to terminate the Merger Agreement and, in such event, the Company’s obligation to pay to Parent a termination fee of $21 million, which represents approximately 4.75% of the aggregate Offer Price.

•

Responsiveness to Stockholders. From time to time, stockholders have requested that the Board consider strategic alternatives, including a sale of the Company, and the Board has responded over the last several years by engaging in discussions and negotiations with potential buyers, as described more fully in the Initial Schedule 14D-9 under the heading “—Background of the Offer.”

•	Regulatory Risks. Upon completion of the Offer and consummation of the Merger, the Company’s stockholders would no longer be subject to regulatory risks, including risks related to HQ.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of its assets, future earnings growth and future appreciation of the value of Shares that could be expected if the Company’s plans were successfully implemented.

•

Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•

Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending consummation of the Merger.

•

Operations. The announcement and pendency of the Merger, or failure to consummate the Merger, may harm relationships with the Company’s employees, suppliers and customers and may divert management and employee attention away from the day-to-day operation of the Company’s business.

•	Termination by Valeant. The risk that Valeant may terminate the Merger Agreement in certain limited circumstances though such failure may be beyond the control of the Company.

•

Conditions. While the Company expects that the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to consummate the Merger will be satisfied, and, as a result, the Merger may not be consummated.

•

Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company.”

•

Termination Fee. The possibility that the $21 million termination fee payable by the Company upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire the Company.

•	Expenses Fee. The possibility that reasonable out-of-pocket fees and expenses incurred by Valeant could become payable by the Company under certain circumstances.

•

Opportunity Cost of Other Negotiations. The possibility that a negotiated acquisition agreement could have been reached with other bidders, including Merz, but that such other bidders may not submit an unsolicited superior proposal.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were outweighed by the potential benefits of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders, (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) recommended that the holders of Shares adopt the Merger Agreement if such approval is required by applicable law.

In considering the recommendation of the Board that you accept the Offer and tender your Shares to Purchaser pursuant to the Offer and, if required, adopt the Merger Agreement, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, adopt the Merger Agreement. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers and Directors of the Company.”

(c)  Intent to Tender.

After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares in the Offer, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Exchange Act, and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiaries of the Company own any Shares.

In considering the recommendation of the Company Board, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements” as well as Item 8 under the heading “Additional Information—Golden Parachute Compensation.” The Committee and the Company Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger.

4. The section captioned “Background and Reasons for the Recommendation—Opinion of Morgan Stanley, the Company’s Financial Advisor” under Item 4 in the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such text in its entirety as follows:

Opinion of Morgan Stanley, the Company’s Financial Advisor.

Morgan Stanley was retained by the Company to act as its financial advisor in connection with certain stockholder relations matters and strategic alternatives, including a potential sale of the Company. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. On April 2, 2013, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Board to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $24.00 in cash per share of the Company’s common stock to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion to the Board dated April 2, 2013 is attached as Annex B to this document and is incorporated into this document by reference in its entirety. Holders of shares of the Company’s common stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Board and addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders of shares of the Company’s common stock of the $24.00 in cash per share of the Company’s common stock to be received by such holders pursuant to the Merger Agreement. Morgan Stanley’s opinion did not address any other aspects of the Offer or the Merger and did not and does not constitute a recommendation as to whether or not any holder of shares of the Company’s common stock should tender such shares in connection with the Offer or how to vote at any stockholders’ meeting with respect to the Merger or any other matter.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company, a summary of which is included in Item 8 under the heading “Projected Financial Information;”

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the pro forma impact of the Merger on Valeant’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Company’s common stock;

•

compared the financial performance of the Company and the prices and trading activity of the Company’s common stock with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Valeant and certain parties and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents;

•	reviewed the offer letter from Merz, dated as of April 2, 2013, and copies of its proposed merger agreement;

•	reviewed the proposed Amendment to the Merger Agreement circulated to the Board on April 2, 2013; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, with such adjustments to any such projections the Company deemed appropriate and recommended to Morgan Stanley. See Item 8 under the heading “Projected Financial Information” for a summary of this information. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company’s common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the various analyses below were based on the closing price of $13.94 per share of the Company’s common stock as of March 14, 2013, which was one trading day before the Company announced its 2012 earnings. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

Historical Trading Range Analysis.

Morgan Stanley reviewed the historical trading range of shares of the Company’s common stock for the 52 week period ending March 14, 2013. Morgan Stanley observed that, as of March 14, 2013, the closing price of the Company’s common stock was $13.94 per share and that, for the 52 weeks ended March 14, 2013, the maximum price for shares of the Company’s common stock was $18.00 and the minimum price for shares of the Company’s common stock was $10.70.

Morgan Stanley further observed that the consideration per share of the Company’s common stock of $24.00 offered by Valeant pursuant to the Merger Agreement reflected the following premiums based on the respective values of the Company’s common stock on March 14, 2013, March 15, 2013 and for various periods ending on March 14, 2013:

Reference Date/Period for the Company Common Stock	Share Price for Such Date/Period	Implied Premium Based on $24.00 Offer Price
At 03/14/13	$13.94	72%
At 03/15/13	$14.91	61%
30-Days Prior	$14.13	70%
90-Day VWAP[1]	$13.95	72%
180-Day VWAP	$13.03	84%

[1]

The term VWAP refers to the volume weighted average price during a reference period which is the weighted average prices at which the relevant share traded during such period relative to the volumes at which such shares at those prices.

Equity Research Stock Price Targets.

Morgan Stanley also reviewed the stock price targets for the Company’s common stock prepared and published by equity research analysts. These targets reflected each analyst’s estimate of the future public market trading price of the Company’s common stock as of March 15, 2013. Based on its professional judgment and experience, Morgan Stanley discounted each estimate to present value assuming a cost of equity of 8.8%, which discount rate was based on the capital asset pricing model (which we refer to in this document as “CAPM”) using a market risk premium of 6%, a risk-free rate of 1.9% and a beta of 1.15 for the Company’s common stock that was determined by Morgan Stanley using then available information. The range of discounted analyst price targets for the Company’s common stock was $12.00 to $17.50.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for shares of the Company’s common stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Companies Trading Analyses.

Morgan Stanley performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. For purposes of this analysis and comparison, Morgan Stanley identified publicly traded companies which it viewed, based on its professional judgment and experience, as reasonably comparable or relevant for purposes of this analysis in the categories of specialty pharmaceutical and cosmetics (which we refer to below as the Comparable Companies) and compared certain financial information of the Company with equivalent publicly available consensus street analyst estimates for such Comparable Companies.

These companies included the following:

Specialty Pharmaceutical Companies

•	Forest Laboratories Inc.
•	Allergan Inc.
•	Valeant Pharmaceuticals Inc.
•	Meda AB
•	Salix Pharmaceuticals Ltd.
•	Endo Health Solutions Inc.
•	Warner Chilcott plc

Cosmetic Companies

•	Natura Cosmeticos SA
•	Estee Lauder
•	Beiersdorf AG
•	Elizabeth Arden, Inc.
•	Avon Products Inc.
•	Nu Skin Enterprises Inc.
•	Revlon, Inc.
•	Shiseido Company, Limited

For purposes of this analysis, Morgan Stanley analyzed the following financial data of each of these companies for comparison purposes:

•

the ratio of aggregate value, defined as fully diluted market capitalization plus total debt plus minority interest less cash and cash equivalents, to estimated EBITDA for calendar year 2013 based on publicly available street analyst estimates; and

•	the ratio of price per share to estimated earnings per share based on publicly available street analyst estimates for calendar year 2013.

Based on the analysis of the relevant metrics for each of the Comparable Companies and its business judgment, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant Company financial data. For purposes of estimated EBITDA and earnings per share, Morgan Stanley utilized the median of publicly available research analysts estimates for the Company, available as of March 15, 2013 (which we refer to as the Street Case). Morgan Stanley also utilized management projections reflecting three alternative market share scenarios, (1) the Market Share Downside Case, (2) the Market Share Neutral Case and (3) the Market Share Growth Case that were made available to Morgan Stanley by the Company’s management and reflected in the Company’s management plan, as more fully described in Item 8 under the heading “Projected Financial Information.”

Based on the number of outstanding shares of the Company’s common stock on a fully diluted basis, Morgan Stanley calculated the estimated implied value per share of the Company’s common stock as follows:

Calendar Year 2013 Financial Data	Comparable Company Multiple Range	Implied Value Per Share(2)
Street Case
Aggregate Value to 2013 Estimated EBITDA	8.5x – 10.5x	$13.75 – $16.50
Price to 2013 Estimated Earnings per Share	17.0x – 21.0x	$14.00 – $17.25
Market Share Growth Case(1)
Aggregate Value to 2013 Estimated EBITDA	8.5x – 10.5x	$16.25 – $19.25
Price to 2013 Estimated Earnings per Share	17.0x – 21.0x	$16.25 – $20.00

(1)	Only Market Share Growth Case shown due to similarity in 2013 projections across all cases.
(2)	Values rounded to the nearest 0.25.

Morgan Stanley noted that the consideration to be received by holders of shares of the Company’s common stock pursuant to the Merger Agreement was $24.00 per share. No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data. Morgan Stanley considered a number of factors in analyzing the per share consideration. That points in the range of implied present value per share of the Company’s common stock implied by the Comparable Companies analysis were less than or greater than the per share merger consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the per share merger consideration, but one of many factors Morgan Stanley considered.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which is designed to value a company’s future earnings in order to help determine the estimated future value of a company’s common equity. The resulting value is subsequently discounted back to present day at the company’s cost of equity in order to arrive at an estimate of the present value for the company’s potential future stock price. Similar to its Comparable Company analysis described above, Morgan Stanley used the consensus research analyst financial forecasts for the Company (the Street Case) and the financial projections provided by the Company’s management with respect to the Market Share Downside Case, the Market Share Neutral Case and the Market Share Growth Case in performing its analysis.

Morgan Stanley calculated ranges of implied equity values per share for the Company as of March 14, 2013. In arriving at the estimated equity values per share of the Company, Morgan Stanley applied a price to earnings multiple equal to the next twelve months price to earnings multiple of 16.4x as of March 14, 2013. Morgan Stanley then discounted that equity value to March 14, 2013 at a discount rate equal to the Company’s current cost of equity of 8.8%, which discount rate was based on the CAPM using a market risk premium of 6%, a risk-free rate of 1.9% and a beta of 1.15 for the Company’s common stock that was determined by Morgan Stanley using then available information. Using the financial forecasts associated with the four alternative scenarios described above, this analysis indicated the following ranges of implied per share values for shares of the Company’s common stock:

Valuation Scenario	Implied Value Per Share(1)
Street Case	$17.25 - $19.75
Market Share Downside Case	$12.25 - $13.25
Market Share Neutral Case	$18.50 - $24.00
Market Share Growth Case	$24.50 - $32.50

(1)	Values rounded to the nearest 0.25.

Morgan Stanley noted that the discounted equity value implied under this analysis was highly dependent on assumptions relating to future market share in the medical care provider channel and operating margins of the Company’s core business. Morgan Stanley also noted for the Market Share Neutral and Market Share Growth Cases, that this analysis attributed a present value of approximately $4 per share to management’s e-Commerce strategy and $1 per share to its Japan growth strategy based on calendar year 2015 estimated earnings per share contributions. In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies. For further information on the strategies and financial forecasts prepared by the Company’s management, see Item 8 under the heading “Projected Financial Information.”

Premiums Paid and Selected Precedent Transactions Analyses

Morgan Stanley reviewed the premiums paid in acquisition transactions from January 1, 2008 to April 2, 2013. The acquisition transactions reviewed by Morgan Stanley were limited to all-cash consideration transactions involving U.S. public company targets with a transaction value between $100 million and $1 billion and excluded terminated transactions, employee stock ownership plans, self-tenders, spin-offs, share repurchases, minority interest transactions, exchange offers, recapitalizations, and restructurings. Morgan Stanley reviewed the premium paid to the target company’s stock price four weeks prior to the earliest of the announcement date of each transaction, the announcement of a competing bid or market rumors. Morgan Stanley noted that the median premium paid in the 309 transactions reviewed was 37%.

Morgan Stanley applied a premium range of 23.6% and 54.9%, representing the 25th -75th quartiles of the acquisition transactions reviewed respectively, to the Company’s stock price as of March 14, 2013 of $13.94. The premiums paid analysis indicated a range for the Company’s implied stock prices, rounded to the nearest $0.25, of $17.25 to $21.50.

Morgan Stanley also performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available financial information for the following select specialty pharmaceutical and cosmetic transactions:

Selected Specialty Pharmaceutical Transactions

Target	Acquiror
Connetics Corporation	Stiefel
Bradley Pharmaceuticals	Nycomed
Collagenex Pharmaceuticals	Galderma Pharma S.A.
Barrier Therapeutics	Stiefel
Coria Laboratories, Ltd.	Valeant Pharmaceuticals International
Dow Pharmaceutical Sciences	Valeant Pharmaceuticals International
Stiefel	Glaxo Smith Kline (“GSK”)
Peplin, Inc.	LEO Pharma Inc.
Warner Chilcott plc (dermatology assets)	LEO Pharma Inc.
Zovirax (GSK)	Valeant Pharmaceuticals International
Elidel (Novartis AG)	Meda AB
Xerese (Medivir)	Meda AB
Ortho Dermatologics (Johnson & Johnson)	Valeant Pharmaceuticals International
Dermik (Sanofi)	Valeant Pharmaceuticals International
Graceway Pharmaceuticals LLC	Medicis
University Medical Pharmaceutical Corp.	Valeant Pharmaceuticals International
Fougerga Pharmaceuticals	Novartis AG
Medicis	Valeant Pharmaceuticals International
DUSA Pharmaceutical, Inc.	Sun Pharmaceutical Industries Ltd.

Selected Cosmetics Transactions

Target	Acquiror
Sanctuary Brand and Spa	PZ Cussons
Simple Health & Beauty Ltd.	Alberto Culver Company
Bioform Medical	Merz Pharma Group
Philosophy	Coty Inc.
Q-Med AB	Galderma SA
Clarisonic (Pacific Bioscience Laboratories)	L’Oreal USA
Jurlique International	Pola Orbis Holdings
SkinMedica Inc.	Allergan Inc.

Based on publicly available information, the overall observed median multiples for aggregate value of the transaction to trailing 12-month EBITDA for the selected specialty pharmaceutical and cosmetic company transactions were 13.9x and 11.0x, respectively. Based on its review of these selected transactions utilizing public filings and other publicly available information, and its professional judgment and experience, Morgan Stanley applied a representative range of financial multiples of trailing 12-month EBITDA of 11.0x to 14.0x derived from the selected transactions to the Company’s trailing 12-month adjusted EBITDA. The selected precedent transactions analysis of the Company indicated an approximate implied equity value per share reference range for the Company’s common stock of $15.00 to $18.50, as compared to the $24.00 price per share to be paid pursuant to the Merger Agreement.

No company or transaction utilized in the premiums paid or precedent transaction analyses is identical to the Company or directly comparable to the proposed Merger involving the Company and Valeant. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

Illustrative Leveraged Buyout (“LBO”) Analysis

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company. Similar to the Comparable Companies and Discounted Equity Value analyses discussed above, Morgan Stanley examined four alternative scenarios, the Street Case, the Market Share Downside Case, the Market Share Neutral Case and the Market Share Growth Case for a potential acquisition by a hypothetical financial buyer. Estimated financial data of the Company was based on internal estimates of the Company’s management. Estimated exit values for the Company were calculated using a range of exit multiples of 10.0x to 12.0x the Company’s fiscal year 2017 EBITDA. Based on Morgan Stanley’s professional judgment and experience with transactions involving private equity investors, Morgan Stanley then derived a range of theoretical purchase prices based on an assumed targeted internal rate of return for a financial buyer of 25%. This analysis indicated the following approximate implied per-share equity value reference ranges for the Company:

Valuation Scenario(1)	Implied Value Per Share(2)
Street Case	$14.50 - $16.25
Market Share Neutral Case	$19.25 - $21.50
Market Share Growth Case	$26.00 - $29.50

(1)	Market Share Downside Case not shown as it leads to nonsensical enterprise value.
(2)	Values rounded to the nearest 0.25.

In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies.

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis, which is designed to illustrate an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company using a relevant discount rate determined by looking at comparable companies and projected cash flow growth of the relevant underlying company. Morgan Stanley calculated a range of implied equity values per share for the Company’s common stock based on estimates of future cash flows and growth rates for calendar years 2013 through 2017 utilizing each of the Street Case, Market Share Downside Case, Market Share Neutral Case and Market Share Growth Case projections. For purposes of these analyses, Morgan Stanley defined unlevered free cash flow as net operating profit after tax plus depreciation and amortization less change in net working capital less capital expenditures. Morgan Stanley first calculated the Company’s estimated unlevered free cash flows and then calculated a terminal value for the Company by applying to the Company’s terminal year estimated 2017 EBITDA a selected range of EBITDA terminal value multiples of 8.5x to 10.5x. These values were then discounted to present value as of March 14, 2013 utilizing a discount rate of 8.8%, which Morgan Stanley selected based on its weighted average cost of capital calculation, which assumed a cost of equity of 8.8% based on the CAPM. In the CAPM methodology, Morgan Stanley used a risk free rate based on the current 10-year U.S. Treasury rate of 1.9%, a market free premium range of 6.0%, a historical Beta of 1.15 and an effective tax rate of 39.3%, based on filings. This analysis indicated approximate implied equity value per share reference ranges for shares of the Company’s common stock as follows:

Valuation Scenario	Implied Value Per Share(1)
Street Case	$20.00 - $23.25
Market Share Downside Case	$12.25 - $14.00
Market Share Neutral Case	$28.25 - $33.00
Market Share Growth Case	$40.00 - $47.25

(1)	Values rounded to the nearest 0.25.

In rendering its opinion, Morgan Stanley placed less emphasis on the valuations implied by management’s Market Share Neutral and Market Share Growth Cases in light of significant execution risks to achieve top line projections, the risks associated with leveraging existing costs structures for higher revenues and the execution risks associated with management’s e-Commerce and Japan growth strategies.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in

Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above in connection with its opinion to the Board as to the fairness, as of the date of such opinion, from a financial point of view of the $24.00 in cash per share of the Company’s common stock to be received by holders of shares of the Company’s common stock pursuant to the Merger Agreement to such holders. These analyses do not purport to be appraisals or to reflect prices at which shares of the Company’s common stock might actually trade.

The consideration to be received by the holders of the Company’s common stock pursuant to the Merger Agreement was determined through arm’s length negotiations between the Board and Valeant and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Board or that any specific merger consideration constituted the only appropriate merger consideration for the Merger. Morgan Stanley’s opinion does not address the underlying business decision to engage in the transaction contemplated by the Merger Agreement, or the relative merits of such transaction as compared to any strategic alternatives that may be available to the Company. In addition, Morgan Stanley expresses no opinion or recommendation as to whether or not any holder of the Company’s common stock should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter.

Morgan Stanley’s opinion and its presentation to the Board were one of many factors taken into consideration by the Board in its evaluation of the proposed Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the merger consideration or whether the Board would have been willing to recommend a different merger consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Valeant or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Under the terms of the engagement letter, Morgan Stanley provided the Board financial advisory services and a financial opinion in connection with the Transaction and will receive an estimated fee of approximately $7.6 million for its services upon completion of the Transaction. Morgan Stanley will also be reimbursed for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date hereof, Morgan Stanley provided financial advisory services to the Company and financing services to Valeant and received customary fees in connection with such services. In the two years prior to the date hereof, Morgan Stanley has earned approximately $10.4 million in fees from Valeant for such financing services. Morgan Stanley may also seek to provide such services to Valeant in the future and expects to receive customary fees for the rendering of these services. In connection with the sale of the Company, Morgan Stanley did not provide, and did not seek to provide, any financing, financial advisory, or other services to Valeant.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Item 5 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the disclosure in this Item 5 in its entirety as follows:

Pursuant to an engagement letter dated March 15, 2013, the Company retained Morgan Stanley as its financial advisor with respect to the proposed sale of the Company. In connection with that engagement, the Board requested that Morgan Stanley evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the transaction.

At the meeting of the Board on March 19, 2013, Morgan Stanley rendered its initial oral opinion to the Board with respect to the initial Offer Price, as described in the Initial Schedule 14D-9. At the Board meeting on April 2, 2013, Morgan Stanley rendered its oral opinion, which opinion was subsequently confirmed in writing, that, based on Morgan Stanley’s experience as investment bankers, as of April 2, 2013 and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the $24.00 in cash per share of the Company’s common stock to be received by the holders of shares of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view, to such holders. The written opinion of Morgan Stanley is attached hereto as Annex B.

The Company paid Morgan Stanley a non-refundable fee of $500,000 in consideration for Morgan Stanley’s role as financial advisor on a stockholder relations matter pursuant to a separate engagement letter. This fee will be credited against any transaction fee received by Morgan Stanley in connection with the Transaction. The Company estimates that Morgan Stanley’s fee under the engagement letter in connection with the Transaction, including Morgan Stanley’s opinion to the Board, will be approximately $7.6 million upon completion of the Transaction. In addition, the Company also agreed to utilize Morgan Stanley if, in lieu of the transactions contemplated by the Merger Agreement, the Company or its affiliates effects a financing transaction within two years following the termination of the transactions contemplated by the Merger Agreement. In addition, the Company also agreed to reimburse Morgan Stanley for its expenses incurred in connection with Morgan Stanley’s services under its engagement agreement. The terms of the engagement letter were negotiated at arm’s-length between the Company and Morgan Stanley, and the Board was aware of this fee arrangement and the other terms of the engagement at the time of its approval of the Merger Agreement.

Under a separate indemnity agreement, the Company has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 8.	Additional Information.

1. Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the disclosure in the section captioned “Golden Parachute Compensation” in its entirety as follows:

Golden Parachute Compensation.

The following table sets forth for each of the Company’s named executive officers the compensation that is based on or otherwise relates to the Offer and the Merger and that may become payable to the executive. The amounts in the table assume that the Merger is consummated on April 23, 2013 at the Offer Price of $24.00 per Share and that the employment of the named executive officers is terminated by the Company without cause immediately following such consummation. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Arrangements with Executive Officers and Directors of the Company” above.

Name (a)	Cash ($) (b)	Equity ($) (c)	Pension/ NQDC ($) (d)	Perquisites/ Benefits ($) (e)	Tax Reimbursement ($) (f)	Total ($) (h)
Albert F. Hummel, President and Chief Executive Officer	$515,000	$4,588,388	—	—	—	$5,103,388
Preston S. Romm, Chief Financial Officer and Executive VP	$335,000	$2,901,730	—	$24,059	—	$3,260,789
David S. Goldstein, Executive VP, Global Sales and Field Marketing	$310,000	$3,101,800	—	$24,059	—	$3,435,859
Laura B. Hunter, VP, General Counsel and Secretary	$275,000	$1,806,600	—	$16,856	—	$2,098,456
Mark T. Taylor, Senior VP, Corp. Development and Investor Relations	$270,000	$533,500	—	$23,917	—	$827,417

2. Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating the section entitled “Litigation” in its entirety as follows:

Litigation.

The following complaints have been filed in connection with the transactions contemplated by the Merger Agreement:

•	a complaint in the Court of Chancery of the State of Delaware, dated March 22, 2013, and amended on April 1, 2013, captioned Michael Rubin v. Obagi Medical Products, Inc., et al.;

•	a complaint in the Superior Court of the State of California, dated March 22, 2013, and amended on March 27, 2013, captioned Gary Haas v. Obagi Medical Products, Inc., et al.; and

•	a complaint in the Superior Court of the State of California, dated March 27, 2013, captioned Drew Leonard v. Obagi Medical Products, Inc., et al.

Each complaint is a purported shareholder class action and names as defendants the Company and the members of the Board. The two complaints filed in California also name Parent and Purchaser as defendants. The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company, and the California complaints further allege that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between the Company and Purchaser undervalues the Company, involves an inadequate sales process and includes preclusive deal protection devices. The plaintiffs in the Rubin case in Delaware and in the Haas case in California also have filed amended complaints, which add allegations challenging the adequacy of the disclosures concerning the transaction. The plaintiffs seek to obtain damages and to enjoin the transaction. The plaintiffs also seek attorneys’ and expert fees and costs. The Company believes that the plaintiffs’ purported claims in each complaint lack merit and intends to contest them vigorously.

Item 9.	Exhibits

Item 9 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Valeant on April 3, 2013 (incorporated by reference to Exhibit (a)(5)(C) of Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on April 4, 2013).

(a)(5)(F)	Letter to Obagi Stockholders from Valeant (incorporated by reference to Exhibit (a)(5)(D) of Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser on April 4, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

	By:	/s/ Albert F. Hummel
Name: Albert F. Hummel
Title: President & Chief Executive Officer
Dated: April 4, 2013

ANNEX B

OPINION OF MORGAN STANLEY & CO. LLC

1585 Broadway

New York, NY 10036

April 2, 2013

Board of Directors

Obagi Medical Products, Inc.

3760 Kilroy Airport Way

Suite 500

Long Beach, CA 90806

Members of the Board:

We understand that Obagi Medical Products, Inc. ( the “Company”), Valeant Pharmaceuticals International, (the “Buyer”), Odysseus Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), and Valeant Pharmaceuticals International, Inc. (“Valeant”), the direct parent of the Buyer, entered into an Agreement and Plan of Merger, dated March 19, 2013 (the “Initial Merger Agreement”), which provided, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $19.75 per share in cash, and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company.

We understand that the Company, Buyer, Acquisition Sub, and Valeant propose to enter into an amendment to the Initial Merger Agreement substantially in the form of the draft circulated to the Board of Directors of the Company on April 2, 2013 (as amended, the “Merger Agreement”), that will, among other things, (i) increase the per share price of the Company Common Stock in the Tender Offer to $24.00 per share, and (ii) increase the termination fee under the Merger Agreement to $21 million. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Buyer or Acquisition Sub, or as to which dissenters’ rights have been perfected, each outstanding option to purchase the Company Common Stock and each outstanding restricted stock unit will be converted into the right to receive $24.00 per share in cash (in the case of such options net of the exercise price of the options) (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

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6)	Reviewed the reported prices and trading activity for the Company Common Stock;

7)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

10)	Reviewed the Merger Agreement and certain related documents;

11)	Reviewed the offer letter from the Merz Pharma Group, dated as of April 2, 2013, and copies of its proposed merger agreement;

12)	Reviewed the proposed amendment to the Initial Merger Agreement circulated to the Board of Directors of the Company on April 2, 2013; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company (with such adjustments to any such projections as you have deemed appropriate and recommended to us). In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, additional amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, all of which is contingent upon the closing of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. In the two years prior to the date hereof, we have provided financial advisory services to the Company and financing services to the Buyer and have received customary fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services.

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Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such shareholders should tender their shares into the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Benjamin M. Frost
Benjamin M. Frost Managing Director

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